PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc. reports third quarter results and update on strategic milestones

Laval, Québec, CANADA – April 14th, 2008 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) today announced operational and financial results for the fiscal 2008 third quarter and nine-month period ended February 29, 2008 and provided an update on recent strategic milestones achieved.

Sales volume grew by 22% in the three-month period ended February 29, 2008 compared to the three-month period ended February 28, 2007 and 29% in the nine months ended February 29, 2008 compared to the same period a year earlier, which is not fully reflected in the revenues, due to the impact of the U.S. dollar devaluation on 85% of the sales. Total revenue for the three-month period ended February 29, 2008 was $2,875,000 compared to $2,889,000 for the third quarter ended February 28, 2007 and total revenue for the nine-month period ended February 29, 2008 was $7,129,000, representing an increase of 11.6%, compared to $6,388,000 for the nine-month period ended February 28, 2007.

The Company generated a net loss of $866,000, or $0.024 per share, for the three-month period ended February 29, 2008, compared to a net loss of $455,000, or $0.013 per share, for the three-month period ended February 28, 2007. Excluding non-monetary items, stock option based compensation and amortization, Neptune would have generated a profit of $194,000 for the three-month period ended February 29, 2008 and $285,000 for the nine-month period ended February 29, 2008. Neptune generated positive cash flow from operating activities during the three months ended February 29, 2008 and the Company’s cash, cash equivalents and short-term deposits amounted to $3,316,000 at February 29, 2008.

Milestones

Neptune has achieved several milestones so far during fiscal year 2008:

Signed strategic commercialization alliance with Croda Health Care

Neptune entered into an alliance with Croda Health Care, the omega-3 industry leader, which expects to launch five Essentially products in the United States in April followed by the European launch at Vitafoods in Geneva, Switzerland in May.

National Updates

Certain national NKO® distributors in Europe have successfully received country-based approval for labeling and commercialization of NKO® as a dietary supplement, namely in Sweden, Austria and France.

Agreement entered with Salt Lake City based Schiff Nutrition International, Inc.

Schiff Nutrition is distributing Neptune Krill Oil under the brand name Schiff® MegaRed™ promoting cardiovascular and joint health. Schiff® MegaRed™ is currently available in a 300 mg dosage form at Costco in the U.S. nationwide.

Functional Food

Neptune continues its research collaborations with both of its functional food partners, Nestlé and Yoplait. The clinical research and product development efforts are progressing as planned. The Company received its Gras (“generally recognized as safe”) notification in January and the FDA has formally received Neptune’s voluntary submission of the assessment document. With this regulatory clearance for commercialization in food in the U.S., Neptune expects to enter additional food partnerships in the future.

Pharmaceutical Initiatives

Neptune continues on its development path of advancing pharmaceutical products containing its marine phospholipid/ omega-3 bioactive ingredients. Neptune has several commercialization alternatives, including over-the-counter (OTC), prescription medical food and prescription drug options, and is progressing with submissions to obtain pharmaceutical approvals allowing commercialization. In that regard, Neptune recently announced that it had obtained complementary medicine approval in Australia and New Zealand and that Invida Pharmaceuticals, the holding company of Inovail and PharmaLink, successfully entered the market with OmegaGen® containing Neptune Krill Oil (NKO®). Neptune expects other strategic partners in the future.

The Company is protecting the composition of matter of its novel marine phospholipid/ omega-3 bioactives and has been granted a European patent covering novel phospholipids in multiple diseases and pharmaceutical applications, which is enforceable and validated in 24 European countries and precludes competition entering the market.

QmegaGen® launched in Australia and New Zealand through Inovail/ PharmaLink

Inovail and PharmaLink (among the top five sales organizations in the Australian pharmaceutical industry) is promoting and marketing OmegaGen® containing Neptune Krill Oil (NKO®) as a complementary medicine. OmegaGen® is being initially distributed through retail pharmacies, health food stores and healthcare professionals with the short-term marketing objective of reaching 3,000 pharmacies. Additional products launches are expected in the near term.

About Neptune

Neptune researches and develops proprietary bioactive ingredients and products for nutraceutical, medical food and pharmaceutical applications. Through clinical research, Neptune is showing the clinical benefits of its products in various therapeutic indications with a focus on cardiovascular and cognitive health. The Company has been successful in patenting and protecting its intellectual property, and will continue to protect its innovations. Neptune has already obtained regulatory approvals allowing commercialization of its products and has filed for and is expecting additional approvals.

Neptune continues to strongly support its strategic development plan to form partnerships/strategic alliances with worldwide leaders in the nutraceutical and pharmaceutical industries. Neptune signed agreements with Nestlé and Yoplait, worldwide leading food manufacturers, and paved its entrance into the global functional food market. According to its business strategy, negotiations with pharmaceutical companies with the objective of entering the pharmaceutical market by licensing rights are ongoing.

Neither NASDAQ nor TSX venture exchange accepts responsibility for the adequacy or accuracy of this press release.

Neptune Contact:

Neptune Technologies & Bioressources Inc.
Toni Rinow, Ph.D., MBA
Corporate Development & Investor Relations
(450) 687-2262
t.rinow@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.